UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2019

Commission File No.: 001-37678

SPI ENERGY CO., LTD.

4677 Old Ironsides Drive, Suite 190
Santa Clara, CA 95054
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Results of Operations and Financial Condition

SPI Energy Co., Ltd. (the “Company”) hereby furnishes its Unaudited Condensed Consolidated Balance Sheets as of June 30, 2019 and December 31, 2018, and Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 2019 and 2018 (the “Interim Financial Statements”) as attached in Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

The Company’s Interim Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America. However, the Interim Financial Statements have not been audited or reviewed by the Company’s independent registered accounting firm. In preparing the Interim Financial Statements, the Company noted various significant outstanding and uncertain matters, including but not limited to, its liquidity and ability to continue as a going concern.

The Interim Financial Statements may be adjusted in connection with the audit of the Company’s consolidated financial statements for the year ended December 31, 2019. In addition, accounting estimates and assumptions made in preparing the Company’s consolidated financial statements as of and for the year ended December 31, 2019 may differ from that used in the Interim Financial Statements due to the differences in reporting periods and changes in the Company’s financial conditions during those periods. As a result, the Company cannot assure you that its consolidated financial statements as of and for the year ended December 31, 2019 will not contain significant differences, adjustments or discrepancies from the Interim Financial Statements. The Company’s historical results do not necessarily indicate results expected for any future periods.

Cautionary Note about Forward-looking Statements. This Report of Foreign Private Issuer on Form 6-K contains certain “forward-looking statements.” These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements are based upon information available to the Company as of the date of this Report of Foreign Private Issuer on Form 6-K, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	SPI Energy Co., Ltd. Unaudited Condensed Consolidated Balance Sheets as of June 30, 2019 and December 31, 2018, and Unaudited Condensed Consolidated Statements of Operations for the six months ended June 30, 2019 and 2018.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 22, 2019

SPI ENERGY CO., LTD.

By: /s/ Xiaofeng Peng
       Name: Xiaofeng Peng
       Title: Chief Executive Officer

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